CUSIP No. 0002527901                          Page 1 of 33  Pages

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. )


                     The Diana Corporation
_________________________________________________________________
                       (Name of Issuer)


                  Common Stock, $1.00 par value
_________________________________________________________________
                  (Title of Class of Securities)



                          0002527901
_________________________________________________________________
                        (CUSIP Number)

                    Richard L. Haydon
                    Strategic Restructuring Partnership L.P.
                    1114 Ave. of the Americas, 38th Floor
                    New York, New York  10036
                    Tel. (212) 536-9715
_________________________________________________________________
           (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                               July 17, 1997
                           _____________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

CUSIP No. 0002527901                                    Page 2 of 33  Pages
________________________________________________________________
1)   Name of Reporting Person               Richard L. Haydon
     S.S. or I.R.S. Identification
     No. of Above Person
________________________________________________________________
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
________________________________________________________________
3)   SEC Use Only
________________________________________________________________
4)   Source of Funds               WC
________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is          Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
________________________________________________________________
6)   Citizenship or Place
     of Organization               United States
________________________________________________________________
Number of                7)   Sole Voting    1,263,000 shares of
Shares Beneficially           Power          Common Stock, $1.00
Owned by                                     par value ("Common
Reporting Person                             Stock") (including
                                             shares issuable upon
                                             exercise of warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  1,263,000 shares of
                              tive Power     Common Stock (including
                                             shares issuable upon
                                             exercise of warrants)
                         _________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         _________________________________________

11)  Aggregate Amount Beneficially           1,263,000 shares of
     Owned by Each Reporting Person          Common Stock (including
                                             shares issuable upon
                                             exercise of warrants)
___________________________________________________________________

CUSIP No. 0002527901                                    Page 3 of 33  Pages
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                           16.2%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                             IN

CUSIP No. 0002527901                                    Page 4 of 33  Pages
_________________________________________________________________
1)   Name of Reporting Person      Strategic
     S.S. or I.R.S. Identification Restructuring
     No. of Above Person           Partnership L.P.
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                    WC
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                    Delaware
_________________________________________________________________
Number of                7)   Sole Voting    513,000 shares of
Shares Beneficially           Power          Common Stock, $1.00
Owned by                                     par value ("Common
Reporting Person                             Stock") (including
                                             shares issuable upon
                                             exercise of warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  513,000 shares of
                              tive Power     Common Stock (including
                                             shares issuable upon
                                             exercise of warrants)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)  Aggregate Amount Beneficially           513,000 shares of
     Owned by Each Reporting Person          Common Stock (including
                                             shares issuable upon
                                             exercise of warrants)
_________________________________________________________________

CUSIP No. 0002527901                                     Page 5 of 33 Pages
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                            6.9%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0002527901                                     Page 6 of 33 Pages
_________________________________________________________________
1)   Name of Reporting Person      Strategic
     S.S. or I.R.S. Identification Restructuring
     No. of Above Person           Fund
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use Only
_________________________________________________________________
4)   Source of Funds                          WC
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place          British
     of Organization               Virgin Islands
_________________________________________________________________
Number of                7)   Sole Voting    50,000 shares of
Shares Beneficially           Power          Common Stock, $1.00
Owned by                                     par value ("Common
Reporting Person                             Stock") (including
                                             shares issuable upon
                                             exercise of warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Shared Disposi-     50,000 shares of
                              tive Power          Common Stock (including
                                                  shares issuable upon
                                                  exercise of warrants)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power      -0-
                         ________________________________________

11)  Aggregate Amount Beneficially                50,000 shares of
     Owned by Each Reporting Person               Common Stock (including
                                                  shares issuable upon
                                                  exercise of warrants)
_________________________________________________________________

CUSIP No. 0002527901                                     Page 7 of 33 Pages
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                            0.7%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN

CUSIP No. 0002527901                                     Page 8 of 33 Pages
                               Schedule 13D
                               _____________

Item 1.   Security and Issuer.
          ___________________

          This statement relates to the Common Stock, $1.00 par value (the "Common Stock"), of The Diana Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 26025 Mureau Road, Calabasas, California 91302.

Item 2.   Identity and Background.
          _______________________

          (a) This statement is being filed by Richard L. Haydon, an individual United States citizen ("Mr. Haydon"), Strategic Restructuring Partnership L.P., a Delaware limited partnership ("SRP"), and Strategic Restructuring Fund, a British Virgin Islands general partnership ("SRF"). Mr. Haydon, SRP and SRF may sometimes hereinafter be referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing pursuant to Rule 13d-1(f)(1)-(2) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached as Exhibit A hereto.

          (b) - (c) Mr. Haydon's present principal occupation is an investment manager. SRP and SRF are private investment partnerships.
SRP's sole general partner is Strategic Restructuring Advisers L.P., a Delaware limited partnership, of which Mr. Haydon is the sole general partner. Mr. Haydon is also the sole general partner of SRF. The business address of the Reporting Persons is 1114 Avenue of the Americas, 38th Floor, New York, New York 10036.

          (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

           This statement relates to the acquisition by the Reporting Persons of an aggregate 625,000 units of the Issuer, each unit consisting of one share of Common Stock and one Warrant to Purchase Common Stock

CUSIP No. 0002527901                                     Page 9 of 33 Pages
("Warrant") (the "Units") on July 17, 1997, in a private offering by Issuer (the "Offering"), pursuant to a Stock and Warrant Purchase Agreement. A Form of Stock and Warrant Purchase Agreement is attached as Exhibit B hereto. The purchase price was $2.00 per Unit, or, in the aggregate, $1,250,000. Each Warrant entitles its holder to purchase one share of Common Stock at an exercise price of $3.00 per share. The Warrants are exercisable immediately, and expire on July 17, 2002. A Form of Warrant is attached as Exhibit C hereto.

          In addition, on May 5, 1997 SRP purchased 13,000 shares of Common Stock in the open market, at an average price of $2.26 per share.

          The source of the funds for such acquisitions was the working capital of the Reporting Persons.

Item 4.   Purpose of Transaction.
          ______________________

          The acquisitions described in Item 3 above were made for investment purposes.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          (a) Based on a total of 7,179,233 shares of Common Stock outstanding after the completion of the Offering, and giving effect to the exercise of all presently-exercisable Warrants, Mr. Haydon owns 1,263,000 shares of Common Stock, or approximately 16.2% of the Common Stock outstanding. SRP owns 513,000 shares of Common Stock, or 6.9% of the Common Stock outstanding. SRF owns 50,000 shares of Common Stock, or 0.7% of the Common Stock outstanding.

          The securities reported as beneficially owned by Mr. Haydon include the securities owned by SRP and SRF. The balance is held in various managed discretionary accounts with respect to which Mr. Haydon, or an entity controlled by Mr. Haydon, has sole voting and investment power over the securities of the Issuer held by such accounts.

          (b) Mr. Haydon has sole power to vote or direct the voting of and to dispose or to direct the disposition of the shares of Common Stock referred to in paragraph (a) above.

          (c) Except as described in this statement, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

          (d) No other person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by the Reporting Persons.

          (e)  Not applicable.

CUSIP No. 0002527901                                 Page 10 of 33 Pages
Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to
          Securities of the Issuer.
          _______________________________________

          The Reporting Persons have certain rights with respect to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of the shares of Common Stock (and the shares of Common Stock underlying the Warrants) purchased pursuant to the Stock and Warrant Purchase Agreement, pursuant to a Registration Rights Agreement with the Issuer. A Form of Registration Rights Agreement is attached as Exhibit D hereto. As further described therein, the holders of at least fifty percent of the stock registrable under the Registration Rights Agreement may by written notice request the Issuer to register under the Securities Act all or a portion of such stock for sale in open market or private transactions.

Item 7.   Material to be Filed as Exhibits.
          ________________________________

          Exhibit A - Group Agreement

          Exhibit B - Form of Stock and Warrant Purchase
Agreement

          Exhibit C - Form of Warrant

          Exhibit D - Form of Registration Rights Agreement

CUSIP No. 0002527901                                    Page 11 of 33 Pages

                         Signature
                         _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  /s/ Richard L. Haydon
                              _________________________________
                                   Richard L. Haydon


                              STRATEGIC RESTRUCTURING PARTNERSHIP   L.P.
                              By:  Strategic Restructuring Advisers, L.P.,
                              General Partner


                              By   /s/ Richard L. Haydon
                                ________________________________
                                       General Partner


                              STRATEGIC RESTRUCTURING FUND


                              By    /s/ Richard L. Haydon
                                ________________________________
                                        General Partner

Date:  July 28, 1997

CUSIP No. 0002527901                                    Page 12 of 33 Pages
                                                                  EXHIBIT A

                                 AGREEMENT
                                    OF
                            RICHARD L. HAYDON,
                 STRATEGIC RESTRUCTURING PARTNERSHIP L.P.
                                    AND
                       STRATEGIC RESTRUCTURING FUND
                         PURSUANT TO RULE 13D-1(F)
                         _________________________


          The undersigned hereby agree that the Statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                                  /s/ Richard L. Haydon
                              _________________________________
                                   Richard L. Haydon


                              STRATEGIC RESTRUCTURING PARTNERSHIP L.P.
                              By: Strategic Restructuring Advisers, L.P., General Partner


                              By   /s/ Richard L. Haydon
                                ________________________________
                                       General Partner


                              STRATEGIC RESTRUCTURING FUND


                              By    /s/ Richard L. Haydon
                                ________________________________
                                        General Partner

Date:  July 28, 1997

CUSIP No. 0002527901                                    Page 13 of 33 Pages
                                                                  EXHIBIT B

                   STOCK AND WARRANT PURCHASE AGREEMENT


     THIS STOCK AND WARRANT PURCHASE AGREEMENT is made this _____ day of June, 1997 by and between The Diana Corporation ("Diana") and the person identified as "Buyer" on the signature page hereof ("Buyer").

     1. PURCHASE AND SALE OF STOCK. Buyer hereby purchases, and Diana hereby sells and issues to Buyer, ___________ shares of common stock, $1.00 par value, of Diana (the "Purchased Stock"), and a warrant (the "Warrant") to purchase ________ shares of common stock (the "Warrant Stock") for an aggregate purchase price of $_____________________ (the "Purchase Price"). The Warrant is being executed contemporaneously herewith. Diana represents that each of the Purchased Stock and the Warrant Stock has been duly authorized for issuance and, upon issuance of the Purchased Stock in accordance herewith against payment of the Purchase Price, and upon issuance of the Warrant Stock against payment of the exercise price of the Warrant, will be validly issued, fully paid and nonassessable.

     2. INVESTMENT REPRESENTATIONS AND COVENANTS. (a) Buyer represents that it is an "accredited investor" within the meaning of Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"), and is a financially sophisticated financial or institutional investor that purchases equity securities in the ordinary course of business. Buyer is acquiring the Purchased Stock for investment purposes only, for its own account, and not with a view to the distribution thereof, other than pursuant to Rule 144 under the Securities Act or other exemption from or registration under the Securities Act. Buyer understands that the offer and sale of the Purchased Stock and Warrant to Buyer have not been registered under the Securities Act or under state securities laws and, accordingly, may not be transferred unless so registered or exemptions from such registration are available.

     (b) Buyer has reviewed Diana's most recent Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K filed since the date of the Form 10-K, and Diana's 1996 Annual Report to Stockholders and Proxy Statement. Buyer understands that an investment in the Purchased Stock is speculative and involves a high degree of risk. At this time, Diana is experiencing a severe liquidity deficiency.

     (c) Diana shall promptly deliver to Buyer a certificate representing the Purchased Stock. The certificates representing the Purchased Stock shall (unless registered under the Securities Act and applicable state securities laws) have a legend in substantially the following form:

     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT
OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT (A) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH LAWS OR (B) THE HOLDER HEREOF FURNISHES

CUSIP No. 0002527901                                    Page 14 of 33 Pages
AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE DIANA CORPORATION TO THE EFFECT THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

     (d) This Agreement shall not be effective unless there is a purchase by James Fiedler, Chairman and Chief Executive Officer of Diana, of not less than 175,000 shares of Common Stock and accompanying warrants of Diana and aggregate purchases by all investors of at least 1,750,000 shares of Common Stock and accompanying warrants of Diana, on substantially the same terms and conditions set forth herein.

     (e) Buyer acknowledges that it has, independently and without reliance upon Superior Street Capital Advisors, L.L.C. ("Agent") or any other investor and based solely on the financial statements received from Diana and such other documents and information as it has deemed appropriate, made its own investment analysis and decision to enter into this Agreement.

     (f) Buyer agrees to indemnify Agent (to the extent not reimbursed by Diana), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against Agent in any way relating to or arising out of this Agreement or any other agreement executed in connection herewith, provided that Buyer shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from Agent's gross negligence or willful misconduct. Without limitation of the foregoing, Buyer agrees to reimburse Agent promptly upon demand for its ratable share of any out-of-pocket expenses (including counsel fees) incurred by Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advise in respect of rights or responsibilities under, this Agreement and each other agreement executed in connection herewith, to the extent that Agent is not reimbursed for such expenses by Diana.

     3. MISCELLANEOUS. (a) This Agreement constitutes the entire agreement between the parties and all prior agreements, discussions and understandings of the parties are merged and made a part of this Agreement.

     (b) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of the which shall constitute one and the same instrument.

     (c) Any notice required or permitted to be given or made by either party to the other hereunder shall be deemed delivered if hand delivered, five days after being mailed postage prepaid, one business day after being sent prepaid by overnight courier or delivery service, or after being sent by facsimile transmission and received by receiving equipment to the parties at their respective addresses set forth opposite the signatures hereto or to such changed address as either party shall

CUSIP No. 0002527901                                    Page 15 of 33 Pages
designate by proper notice to the other.

     (d) This Agreement shall be governed by and construed in accordance with the laws of Delaware without regard to the principles of conflicts of law thereunder.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

     Address for Notice:
                                   THE DIANA CORPORATION
     26025 Mureau Road
     Calabasas, California  91302
     Fax No. (818) 878-7633        By:_____________________________________
                                      Daniel W. Latham,
                                      President and Chief Operating Officer


     Address for Notice:           BUYER

     ______________________________     __________________________________
     ______________________________     (print or type name)
     Fax No._______________________


                                   By:  __________________________________
                                                  (signature)

                                        __________________________________
                                        (print or type name and title)

CUSIP No. 0002527901                                    Page 16 of 33 Pages
                                                                 EXHIBIT C


     THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.


No. B-1                            WARRANT             ___________ Shares

                   To Purchase Shares of Common Stock of
                           The Diana Corporation


     THIS CERTIFIES that, for value received, ____________________________________ is entitled, upon the terms and subject to the conditions hereinafter set forth, to purchase from The Diana Corporation, a Delaware corporation (the "Company"), that number of fully paid and nonassessable shares of the Company's Common Stock, $1.00 par value (the "Common Stock") at the purchase price per share as set forth in
Section 1 below ("Exercise Price"). The number of shares and Exercise Price are subject to adjustment as provided in Section 10 hereof.

     1.   Number of Shares: Exercise Price; Term.
          ______________________________________

          (a) Subject to adjustments as provided herein, this Warrant is exercisable for _______________ shares of Common Stock, at a purchase price of $3.00 per share.

          (b) Subject to the terms and conditions set forth herein, this Warrant shall be exercisable during the term commencing on the date hereof and ending on the fifth anniversary of the date hereof and shall be void thereafter.

     2. TITLE TO WARRANT. This Warrant and all rights hereunder may be transferred, in whole or in part, by the Warrant holder to any affiliate at any time without the written consent of the Company, but may not be transferred to any third party without the prior written consent of the Company, which will not be unreasonably withheld. Transfers shall occur at the office or agency of the Company by the holder hereof in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed.

     3. EXERCISE OF WARRANT. The purchase rights represented by this Warrant are exercisable by the registered holder hereof, in whole or in part, at any time, or from time to time, during the term hereof as described in Section 1 above, by the surrender of this Warrant and the Notice of Exercise annexed hereto duly completed and executed on behalf of

CUSIP No. 0002527901                                    Page 17 of 33 Pages
the holder hereof, at the office of the Company in Calabasas, California (or such other office or agency of the Company as it may designate by notice in writing to the registered holder hereof at the address of such holder appearing on the books of the Company), upon payment in cash or check acceptable to the Company of the purchase price of the shares thereby purchased whereupon the holder of this Warrant shall be entitled to receive a certificate for the number of shares so purchased and, if this Warrant is exercised in part, a new Warrant for the unexercised portion of this Warrant. The Company agrees that, upon exercise of this Warrant in accordance with the terms hereof the shares so purchased shall be deemed to be issued to such holder as the record owner of such shares as of the close of business on the date on which this Warrant shall have been exercised. Certificates for shares purchased hereunder and, on partial exercise of this Warrant, a new Warrant for the unexercised portion of this Warrant shall be delivered to the holder hereof as promptly as practicable after the date on which this Warrant shall have been exercised.

     The Company covenants that all shares which may be issued upon the exercise of rights represented by this Warrant will, upon exercise of the rights represented by this Warrant and payment of the Exercise Price, be fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously or otherwise specified herein).

     4. NO FRACTIONAL SHARES OR SCRIP. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu of any fractional share to which such holder would otherwise be entitled, such holder shall be entitled, at its option, to receive either (i) a cash payment equal to the excess of fair market value for such fractional share above the Exercise Price for such fractional share (as mutually determined by the Company and the holder) or (ii) a whole share if the holder tenders the Exercise Price for one whole share.

     5. CHARGES, TAXES AND EXPENSES. Issuance of certificates for shares upon the exercise of this Warrant shall be made without charge to the holder hereof for any issue or transfer tax or other incidental expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the holder of this Warrant or in such name or names as may be directed by the holder of this Warrant (with the prior written consent of the Company, which will not be unreasonably withheld); provided, however, that in the event certificates for shares are to be issued in a name other than the name of the holder of this Warrant, this Warrant when surrendered for exercise shall be accompanied by an assignment document in form and substance satisfactory to the Company duly executed by the holder hereof and the Notice of Exercise duly completed and executed and stating in whose name and certificates are to be issued; and provided further, that such assignment shall be subject to applicable laws and regulations. Upon any transfer involved in the issuance or delivery of any certificates for shares of the Company's securities, the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer

CUSIP No. 0002527901                                    Page 18 of 33 Pages
tax incidental thereto.

     6. NO RIGHTS AS SHAREHOLDERS. This Warrant does not entitle the holder hereof to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof.

     7. EXCHANGE AND REGISTRY OF WARRANT. The Company shall maintain a registry showing the name and address of the registered holder of this Warrant. This Warrant may be surrendered for exchange, transfer or exercise, in accordance with its terms, at the office of the Company, and the Company shall be entitled to rely in all respects, prior to written notice to the contrary, upon such registry.

     8. LOSS, THEFT, DESTRUCTION OR MUTILATION OF WARRANT. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and upon reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of this Warrant.

     9. SATURDAYS, SUNDAYS, HOLIDAYS, ETC. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday or a Sunday or shall be a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday or a Sunday or a legal holiday.

     10. ADJUSTMENTS AND TERMINATION OF RIGHTS. The purchase price per share and the number of shares purchasable hereunder are subject to adjustment from time to time as follows:

          (a) MERGER. If at any time there shall be a merger or consolidation of the Company with or into another corporation when the Company is not the surviving corporation, then, as part of such merger or consolidation, lawful provision shall be made so that the holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the aggregate Exercise Price then in effect, the number of shares of stock or other securities or property of the successor corporation resulting from such merger or consolidation, to which a holder of the stock deliverable upon exercise of this Warrant would have been entitled in such merger or consolidation if this Warrant had been exercised immediately before such merger or consolidation. In any such case, appropriate adjustment shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the holder after the merger or consolidation.

          (b) RECLASSIFICATION, ETC. If the Company at any time shall, by subdivision, combination or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class

CUSIP No. 0002527901                                    Page 19 of 33 Pages
or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such subdivision, combination, reclassification or other change.

          (c) SPLIT, SUBDIVISION OR COMBINATION OF SHARES. If the Company at any time while this Warrant remains outstanding and unexpired shall split, subdivide or combine the Common Stock as to which purchase rights under this Warrant exist, the Exercise Price shall be proportionately decreased in the case of a split or subdivision or proportionately increased in the case of a combination.

          (d) COMMON STOCK DIVIDENDS. If the Company at any time while this Warrant is outstanding and unexpired shall pay a dividend with respect to Common Stock payable in, or make any other distribution with respect to Common Stock of, shares of Common Stock, then the Exercise Price shall be adjusted, from and after the date of determination of the shareholders entitled to receive such dividend or distribution, to that price determined by multiplying the Exercise Price in effect immediately prior to such date of determination by a fraction (i) the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and (ii) the denominator of which shall be the total number of shares of the Common Stock outstanding immediately after such dividend or distribution.

          (e) OTHER DIVIDENDS. If the Company at any time while this Warrant is outstanding and unexpired shall pay a dividend (other than dividends out of retained earnings), or make any other distribution with respect to Common Stock payable in stock (other than Common Stock) or other securities or property, then the Company may, at its option, either (i) decrease the per share Exercise Price of this Warrant by an appropriate amount based upon the value distributed on each share of Common Stock as determined in good faith by the Company's Board of Directors or (ii) provide by resolution of the Company's Board of Directors that on exercise of this Warrant, the holder hereof shall receive, in addition to the shares of Common Stock otherwise receivable on exercise hereof, the same number and kind of stock, other securities and property which such holder would have received had the holder held the shares of Common Stock receivable on exercise hereof on and before the record date for such dividend or distribution.

          (f) ADJUSTMENT OF NUMBER OF SHARES. Upon each adjustment in the Exercise Price pursuant to 10(c) or 10(d) above, the number of shares of Common Stock purchasable hereunder shall be adjusted, to the nearest whole share, to the product obtained by multiplying the number of shares purchasable immediately prior to such adjustment in the Exercise Price by a fraction (i) the numerator of which shall be the Exercise Price immediately prior to such adjustment, and (ii) the denominator of which shall be the Exercise Price immediately after such adjustment.

CUSIP No. 0002527901                                    Page 20 of 33 Pages

     11. NOTICE OF ADJUSTMENTS; NOTICES. Whenever the Exercise Price or number of shares purchasable hereunder shall be adjusted pursuant to
Section 10 hereof, the Company shall (within twenty days) issue a certificate signed by its Chief Executive Officer setting forth, in reasonable detail, the event requiring the adjustment, the amount of the adjustment, the method by which such adjustment was calculated and the Exercise Price and number of shares purchasable hereunder after giving effect to such adjustment, and shall cause a copy of such certificate to be mailed (by first class mail, postage prepaid) to the holder of this Warrant. The Company shall notify the holder of this Warrant at least twenty days prior to the date of any transaction referred to in Section 10(a) or (b) or of the sale of all or substantially all the assets of the Company.

     12.  Miscellaneous.
          _____________

          (a) GOVERNING LAW. This Warrant shall be binding upon any successors or assigns of the Company. This Warrant shall constitute a contract under the laws of Delaware and for all purposes shall be construed in accordance with and governed by the laws of said state, without giving effect to the conflict of laws principles.

          (b) RESTRICTIONS. THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

          (c) AMENDMENTS. This Warrant may be amended and the observance of any term of this Warrant may be waived only with the written consent of the Company and the holders hereof.

          (d) NOTICE. Any notice required or permitted hereunder shall be deemed effectively given upon personal delivery to the party to be notified or three business days after deposit with the United States Post Office, by certified mail, postage prepaid and addressed to the party to be notified at the address indicated below for the Company, or at the address for a holder set forth in the registry maintained by the Company pursuant to
Section 7, such party, or at such other address as such other party may designate by ten-day advance written notice.

CUSIP No. 0002527901                                    Page 21 of 33 Pages

          IN WITNESS WHEREOF, The Diana Corporation has caused this Warrant to be executed by its officer thereunto duly authorized.


Dated:    June ____, 1997



                              THE DIANA CORPORATION



                              By: ____________________________________
                                   Daniel W. Latham
                                  President and Chief Operating Officer


                              Address:  26025 Mureau Road
                                      Calabasas, California  91302


Acknowledged and Agreed:

________________________________


By: ____________________________
    Name:
    Title:

Address:________________________

CUSIP No. 0002527901                                    Page 22 of 33 Pages

                            NOTICE OF EXERCISE
                            __________________


To:  The Diana Corporation

     1. The undersigned hereby elects to purchase _______ shares of Common Stock ("Stock") of The Diana Corporation (the "Company") pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price and any transfer taxes payable pursuant to the terms of the Warrant, together with an investment Representation Statement in form and substance satisfactory to legal counsel to the Company.

     2. The shares of Stock to be received by the undersigned upon exercise of the Warrant are being acquired for its own account, not as a nominee or agent, and not with a view to resale or distribution of any part thereof (unless registered under the Securities Act of 1933, as amended (the "Act"); and the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Act. The undersigned further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to the Stock. The undersigned believes it has received all the information it considers necessary or appropriate for deciding whether to purchase the Stock.

     3. The undersigned understands that the shares of Stock are characterized as "restricted securities" under the federal securities laws inasmuch as they are being acquired from the Company in transactions not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Act, only in certain limited circumstances. In this connection, the undersigned represents that it is familiar with SEC Rule 144, as presently in effect, and understands the resale limitations imposed thereby and by the Act.

     4. The undersigned understands the instruments evidencing the Stock may bear one or all of the following legends:

          (a) "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER SUCH ACT OR AN OPINION OF COUNSEL
SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT."

          (b)  Any legend required by applicable state law.

CUSIP No. 0002527901                                    Page 23 of 33 Pages
     5. Please issue a certificate or certificates representing said shares of Stock in the name of the undersigned:



                              ____________________________________
                                   [Name]

     6. Please issue a new Warrant for the unexercised portion of the attached Warrant in the name of the undersigned:



                              ____________________________________
                                   [Name]

__________________________    ____________________________________
[Date]                             [Signature]

CUSIP No. 0002527901                                    Page 24 of 33 Pages

                            NOTICE OF TRANSFER
                            __________________




(To transfer or assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)



     FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby transferred and assigned to:

          _______________________________________________________________
          [Name of Transferee or Assignee]

          _______________________________________________________________
          [Address of Transferee or Assignee]

          _______________________________________________________________


          Dated: ________________________________________________________

          Holder's Signature: ___________________________________________

          Holder's Address: _____________________________________________



          Signature Guaranteed: _________________________________________

     NOTE: The signature to this Notice of Transfer must correspond with the name as it appears on the face of the Warrant, without alteration or enlargement or any change whatsoever. Officers of corporations and those acting in a fiduciary or other representative capacity should file proper evidence of authority to assign the foregoing Warrant.

CUSIP No. 0002527901                                    Page 25 of 33 Pages

                       REGISTRATION RIGHTS AGREEMENT
                       _____________________________


     AGREEMENT made as of the ______ day of June, 1997, by and among The Diana Corporation, a Delaware corporation (the "Company"), and the undersigned original holder of a portion of the Purchased Stock (as defined below) and Warrants (as defined below).

W I T N E S S E T H:

     WHEREAS, on this date, the Company has issued _________ shares of Common Stock (the "Purchased Stock") and warrants (the "Warrants") to purchase an aggregate of _________ shares of Common Stock;

     NOW, THEREFORE, in consideration of the mutual covenants herein contained and other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

     1. DEFINITIONS. The following terms shall be used in this Agreement with the following respective meanings:

     "AFFILIATE" means (i) any Person directly or indirectly controlling, controlled by or under common control with another Person; (ii) any Person owning or controlling ten (10%) percent or more of the outstanding voting securities of such other Person; (iii) any officer, director or partner of such Person; and (iv) if such Person is an officer, director or partner, any such company for which such Person acts in such capacity.

     "COMMISSION" means the Securities and Exchange Commission.

     "COMMON STOCK" means the Company's Common Stock, $1.00 par value per share.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, or any successor Federal statute, and the rules and regulations of the Commission (or of any other Federal agency then administering the Exchange Act) thereunder, all as the same shall be in effect at the time.

     "HOLDER" means any holder of Registrable Stock.

     "NASD" means the National Association of Securities Dealers, Inc.

     "PERSON" means any natural person, partnership, corporation or other legal entity.

     "REGISTRABLE STOCK" means (a) the Purchased Stock, (b) the Common Stock issued or issuable upon exercise of the Warrants, and (c) any other shares of Common Stock issued in respect of such shares by way of a stock dividend, or stock split or in connection with a combination of shares,

CUSIP No. 0002527901                                    Page 26 of 33 Pages
recapitalization, merger, consolidation, share exchange or reorganization; provided, however, Common Stock will cease to be Registrable Stock (i) following sale thereof pursuant to a Registration Statement or (ii) two years or more have elapsed since exercise or expiration of all of the Warrants.

     "REGISTRATION STATEMENT" means a registration statement filed by the Company with the Commission for a public offering and sale of securities of the Company (other than a registration statement on Form S-8, Form S-4, or successor form).

     "SECURITIES ACT" means the Securities Act of 1933, or any successor Federal statute, and the rules and regulations of the Commission (or of any other Federal agency then administering the Securities Act) thereunder, all as the same shall be in effect at the time.

     2. REQUIRED REGISTRATION. (a) The Holder or Holders of at least fifty percent (50%) percent of all Registrable Stock may by notice in writing to the Company request the Company to register under the Securities Act all or any portion of shares of Registrable Stock held by or issuable to such requesting Holder or Holders for sale in connection with nonunderwritten open market or privately negotiated transactions. Notwithstanding anything to the contrary contained herein, the Company shall not be required to seek to cause a Registration Statement to become effective pursuant to this Section 2: (A) within 120 days after the effective date of a Registration Statement filed by the Company, provided that the Company shall use its best efforts to achieve effectiveness of a registration requested hereunder promptly following such 120-day period if such request is made during such 120-day period; (B) if the Company shall furnish to holders a certificate signed by the chief executive officer of the Company stating that in the good faith judgment of the Company it would be seriously detrimental to the Company or its shareholders for a registration statement to be filed in the near future due to pending Company events, or that it would require disclosure of material non-public information relating to the Company which, in the reasonable opinion of the Company, should not be disclosed, then the Company's obligation to comply with this Section 2 shall be deferred for a period not to exceed ninety
(90) days from the date of receipt of written request from such Holders.

     (b) Following receipt of any notice given under this Section 2 by Holders of Registrable Stock, the Company shall promptly notify all Holders from whom notice has not been received that such registration is to be effected and shall use its reasonable best efforts to register under the Securities Act the number of shares of Registrable Stock specified in such notice (and in all notices received by the Company from other Holders within twenty (20) days after the giving of such notice by the Company to such other Holders). The Company shall be obligated to register Registrable Stock pursuant to this Section 2 on one occasion only.

     3. REGISTRATION PROCEDURES. If and whenever the Company is required by the provisions of Section 2 hereof to effect the registration of shares

CUSIP No. 0002527901                                    Page 27 of 33 Pages
of Registrable Stock under the Securities Act, the Company will, at the expense of the Company, as expeditiously as reasonably possible:

          (a) In accordance with the Securities Act and the rules and regulations of the Commission, prepare and file with the Commission a Registration Statement with respect to such securities and use its reasonable best efforts to cause such Registration Statement of Pagesto become and remain effective until the securities covered by such Registration Statement have been sold, and prepare and file with the Commission such amendments to such Registration Statement (and use its reasonable best efforts to cause post-effective amendments to become and remain effective) and supplements to the prospectus contained therein as may be necessary to keep such Registration Statement effective and such Registration Statement and prospectus accurate and complete until the Registrable Stock covered by such Registration Statement has been sold or the securities are no longer Registrable Stock;

          (b) Furnish to the participating Holders such reasonable number of copies of the Registration Statement (including all exhibits thereto), preliminary prospectus, final prospectus and such other documents as such participating Holders may reasonably request in order to facilitate the public offering of such securities;

          (c) Use its reasonable best efforts to register or qualify the securities covered by such Registration Statement under such state securities or blue sky laws of such jurisdictions (i) as shall be reasonably appropriate for the distribution of the securities covered by such Registration Statement or (ii) as such participating Holders may reasonably request within twenty (20) days following the original filing of such Registration Statement, except that the Company shall not for any purpose be required to execute a general consent to service of process, to subject itself to taxation, or to qualify to do business as a foreign corporation in any jurisdiction where it is not so qualified;

          (d) Notify the Holders participating in such registration, promptly after it shall receive notice thereof, of the date and time when such Registration Statement and each post-effective amendment thereto has become effective or a supplement to any prospectus forming a part of such Registration Statement has been filed;

          (e) Notify the Holders participating in such registration promptly of any request by the Commission or any state securities commission or agency for the amending or supplementing of such Registration Statement or prospectus or for additional information;

          (f) Prepare and file within thirty days with the Commission, and immediately notify such participating Holders of the need to file and of the filing of, such amendments or supplements to such Registration Statement or prospectus as may be necessary to correct any statements

CUSIP No. 0002527901                                    Page 28 of 33 Pages
or omissions if, at the time when a prospectus relating to such securities is required to be delivered under the Securities Act, any event has occurred as the result of which any such prospectus or any other prospectus as then in effect would include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

          (g) In case any of such participating Holders or any underwriter for any such Holders is required to deliver a prospectus at a time when the prospectus then in circulation is not in compliance with the Securities Act or the rules and regulations of the Commission, prepare promptly upon request such amendments or supplements to such Registration Statement and such prospectus as may be necessary in order for such prospectus to comply with the requirements of the Securities Act and such rules and regulations;

          (h) Advise such participating Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission or any state securities commission or agency suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for that purpose and promptly use reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; and

          (i) Use its reasonable best efforts to comply with all applicable rules and regulations of the Commission and shall make generally available as soon as practicable after the effective date of the applicable Registration Statement an earnings statement satisfying the provisions of Section 11(a) of the Securities Act.

     4.  EXPENSES.

          (a)  With respect to each registration effected pursuant to
     Section 2 hereof, all fees, costs and expenses of the Company incidental to such registration in connection therewith shall be borne by the Company.

          (b) The fees, costs and expenses of registration to be borne as provided in paragraph (a) above, shall include, without limitation, all registration, filing fees, printing expenses, fees and disbursements of counsel and accountants for the Company, and all legal fees and disbursements and other expenses of complying with state securities or blue sky laws of any jurisdictions in which the securities to be offered are to be registered or qualified. The Holders shall bear all of their own expenses, including without limitation, brokerage expenses and their own usual and customary legal fees and expenses.

     5.  INDEMNIFICATION AND CONTRIBUTION.

CUSIP No. 0002527901                                    Page 29 of 33 Pages
(a) The Company will indemnify and hold harmless each Holder of shares of Registrable Stock which are included in a Registration Statement pursuant to the provisions of this Agreement, the directors, officers, employees and agents of such Holder, and any Person who controls such Holder within the meaning of the Securities Act or the Exchange Act, and each of their successors, from and against any and all claims, actions, demands, losses, expenses, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such claims, actions, demands, losses, expenses, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement (including all documents incorporated therein by reference) as originally filed or in any amendment thereto, any preliminary or final prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Company will not be liable in any such case to the extent that any such claim, action, demand, loss, expense, damage, or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in reliance upon and in conformity with information furnished in writing by such Holder for use in the preparation thereof; provided, further, that the foregoing indemnity shall not inure to the benefit of any Holder and the officers, directors, agents, employees of the Holder, and each Person who controls the Holder, if the Holder shall have sold Registrable Stock in violation of Section 6 hereof.

          (b) Each Holder of shares of the Registrable Stock which are included in a registration pursuant to the provisions of this Agreement will, severally and not jointly, indemnify and hold harmless the Company, the directors, officers, employees and agents of the Company and any person who controls the Company within the meaning of the Securities Act or the Exchange Act from and against any and all claims, actions, demands, losses, expenses, damages or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such claims, actions, demands, losses, expenses, damages or liabilities arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in such Registration Statement (including all documents incorporated therein by reference) as originally filed or in any amendment thereto, any preliminary or final prospectus contained therein or any amendment or supplement thereto, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was so made in reliance upon and in conformity with information furnished in writing by such Holder for use in the

CUSIP No. 0002527901                                    Page 30 of 33 Pages

          (c) Promptly after receipt by a party to be indemnified pursuant to the provisions of paragraph (a) or (b) of this Section 5 (an "indemnified party") of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of paragraph (a) or
     (b), notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to an indemnified party otherwise than under this Section 5 and shall not relieve the indemnifying party from liability under this Section 5 unless such indemnifying party is prejudiced by such omission. The indemnifying party shall be entitled to appoint counsel of the indemnifying party's choice at the indemnifying party's expense to represent the indemnified party in any action for which indemnification is sought (in which case the indemnifying party shall not be responsible for the fees and expenses of any separate counsel retained by the indemnified party or parties except as set forth below); provided, however, that such counsel shall be reasonably satisfactory to the indemnified party. Notwithstanding the indemnifying party's election to appoint counsel to represent the indemnified party in an action, the indemnified party shall have the right to employ separate counsel, and the indemnifying party shall bear the reasonable fees, costs and expenses of such separate counsel if (i) the use of counsel chosen by the indemnifying party to represent the indemnified party would present such counsel with a conflict of interest that would make such representation inappropriate in the circumstances, (ii) the indemnifying party shall not have employed counsel satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of the institution of such action or (iii) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party. An indemnifying party will not, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any pending or threatened claim, action, suit or proceeding in respect of which indemnification or contribution may be sought hereunder unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising out of such claim, action, suit or proceeding.

          (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either
     (i) any Holder exercising rights under this Agreement, or any controlling Person of any such Holder, makes a claim for indemnification pursuant to this Section 5 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 5 provides for indemnification is such case, or (ii) contribution under

CUSIP No. 0002527901                                    Page 31 of 33 Pages
the Securities Act may be required on the part of any such selling Holder or any such controlling Person in circumstances for which indemnification is provided under this Section 5; then, and in each such case, the Company and such Holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (including legal and other expenses reasonably incurred in connection with or defending same) in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the indemnified party, on the other. Relative fault shall be determined by reference to whether any alleged untrue statement or omission relates to information provided by the indemnifying party, on the one hand, or by the indemnified party, on the other hand. The parties agree that it would not be just and equitable if contribution were determined by pro rata allocation or any other method of allocation which does not take account of the equitable considerations referred to above. Notwithstanding the provisions of this paragraph (d), no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          (e) The provisions of this Section 5 will remain in full force and effect, regardless of any investigation made by or on behalf of any Holder or the Company or any of the officers, directors, employees or agents or controlling persons referred to in Section 5 hereof, and will survive the sale by a Holder of securities covered by a Registration Statement.

          (f) The liability of a Holder under this Section 5 shall not exceed an amount equal to the net proceeds received by a Holder from the sale of Registrable Stock.

     6. HOLDER COOPERATION. Prior to any offers or sales under the Registration Statement, each Holder agrees to obtain prior confirmation from the Company that no "Blackout Condition" exists. The Company shall provide such confirmation (if true) within one business day of the request from a Holder. "Blackout Condition" means (i) the existence of material, nonpublic information, (ii) the unavailability of any required financial information as the result of an actual or proposed acquisition or disposition, or (iii) the existence of any financing or other transaction, event or condition which would make it disadvantageous, in the Company's reasonable opinion, for Registrable Stock to be sold under the Registration Statement. In connection with the registration and sale of the Registrable Stock, each Holder will (i) cooperate with the Company in preparing the Registration Statement and provide the Company with all information, documents and agreements that the Company may deem reasonably necessary,
(ii) discontinue offers and sales of the Registrable Stock under the Registration Statement upon notification of a Blackout Condition or of any stop order or suspension of effectiveness of the Registration Statement,
(iii) discontinue use of any prospectus following notice by the Company that the prospectus must be amended or supplemented (iv) only use the most recent prospectus included in the Registration Statement, (v) upon presentation of the stock certificate representing any Registrable Stock

CUSIP No. 0002527901                                    Page 32 of 33 Pages
sold under the Registration Statement, certify that the sale was made in accordance with the terms hereof and the plan of distribution described in the Registration Statement, and (vi) comply with applicable federal and state securities laws including without limitation the prospectus delivery requirements under the Securities Act and the applicable requirements of Rule 10b-5 and Regulation M under the Exchange Act.

     7. NOTICES. Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to be properly given when sent by registered or certified mail, return receipt requested, by Federal Express, DHL or other guaranteed overnight delivery service or by facsimile transmission, addressed as follows:

     If to the Company:       The Diana Corporation
                              26025 Mureau Road
                              Calabasas, California  91302
                              Telecopy:  (818)  878-7633
                              Attention:  Daniel W. Latham

     If to a Holder:          at the address set forth on the signature
                              page hereof

and if to any other Holder at such Holder's address for notice as set forth in the register maintained by the Company, or, as to any of the foregoing, to such other address as any such party may give the others notice of pursuant to this Section, provided that a change of address shall only be effective upon receipt.

     8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

     9. WAIVERS; AMENDMENTS. No waiver of any right hereunder by any party shall operate as a waiver of any other right, or of the same right with respect to any subsequent occasion for its exercise. This Agreement may not be amended except by a writing executed by the Company and the Holders of at least two-thirds of the Registrable Stock.

     10. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of the respective legal representatives, successors and assigns of the parties hereto. A Holder may assign its rights hereunder in connection with an assignment of a Warrant or Registrable Stock, provided the disposition covers at least 50,000 shares of Common Stock and the transferee agrees in writing to the terms hereof.

     11. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     12. PRIOR UNDERSTANDINGS. This Agreement represents the complete agreement of the parties with respect to the transactions contemplated hereby and supersedes all prior agreements and understandings.

CUSIP No. 0002527901                                    Page 33 of 33 Pages

     13. HEADINGS. Headings in this Agreement are included for reference only and shall have no effect upon the construction or interpretation of any part of this Agreement.

     14. SEVERABILITY. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such illegality, invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render illegal, invalid or unenforceable any other provision of this Agreement, and this Agreement shall be carried out as if any such illegal, invalid or unenforceable provision were not contained herein.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above recited.


                                   THE DIANA CORPORATION



                                   By:  __________________________________
                                        Daniel W. Latham, President and
                                        Chief Operating Officer



                                   ________________________________________


                                   By:  ___________________________________


                                   Address:  ______________________________
                                            ______________________________
                                            ______________________________

                                   Telecopy: ______________________________